EXHIBIT 99

Magna Announces Fourth Quarter 2020 Results and Outlook

Fourth Quarter 2020 Highlights

  Sales of $10.6 billion increased 12%, compared to higher global light vehicle production of 4%
  Diluted earnings per share of $2.45, compared to $1.43 in the fourth quarter of 2019
  Adjusted diluted earnings per share of $2.83, more than double the fourth quarter of 2019
  Cash from operating activities of $2.3 billion, compared to $1.7 billion in the fourth quarter of 2019
  Raised quarterly cash dividend by 8% to $0.43 per share

Full Year 2020 Highlights

  Sales of $32.6 billion decreased 17%, compared to vehicle production declines of 20% and 23% in our most significant production markets of North America and Europe
  Returned $659 million to shareholders primarily through dividends

AURORA, Ontario, Feb. 19, 2021 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the fourth quarter and year ended December 31, 2020.

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2020	2019	2020	2019
Reported

Sales	$10,568	$9,395	$32,647	$39,431

Income from operations before income taxes	$973	$579	$1,006	$2,223

Net income attributable to Magna International Inc.	$738	$440	$757	$1,765

Diluted earnings per share	$2.45	$1.43	$2.52	$5.59

Non-GAAP Financial Measures(1)

Adjusted EBIT	$1,095	$590	$1,676	$2,545

Adjusted diluted earnings per share	$2.83	$1.41	$3.95	$6.05

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1) Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

“Magna navigated a challenging year from a position of strength attributable to our entrepreneurial spirit, market leading portfolio and healthy balance sheet. From the time COVID-19 first struck, our primary focus was on protecting the health, safety and economic well-being of our employees. Overall, I believe our second-half results demonstrate Magna’s resilience – we are emerging even stronger from the challenges we faced in 2020.

Our outlook reflects a product strategy aligned with sustainability objectives, further growth driven by technologies that support the car of the future, margin expansion and continued strong free cash flow generation.”

- Swamy Kotagiri, Magna's Chief Executive Officer

THREE MONTHS ENDED DECEMBER 31, 2020

Sales and Adjusted EBIT came in ahead of our expectations in the fourth quarter of 2020, as vehicle production was better than anticipated and we continued to benefit from strong operating performance. We also benefitted from higher than anticipated equity income.

On a consolidated basis, we posted sales of $10.6 billion for the fourth quarter of 2020, an increase of 12% from the fourth quarter of 2019, compared to global light vehicle production that increased 4%, reflecting increases of 3% in each of North America and Europe, and 10% in China.

Adjusted EBIT increased to $1.1 billion in the fourth quarter of 2020 compared to $590 million in the fourth quarter of 2019. The increase mainly reflected margin earned on higher sales, improved productivity, cost savings and efficiencies realized, including as a result of restructuring actions, and the negative impact of the labour strike at General Motors in the fourth quarter of 2019.

Income from operations before income taxes was $973 million for the fourth quarter of 2020 compared to $579 million in the fourth quarter of 2019. Included in income from operations before income taxes in the fourth quarter of 2020 was Other expense, net of $100 million, comprised of restructuring and impairment costs and a loss on the sale of an equity-accounted investment, partially offset by net gains on the revaluation of certain private equity investments, compared to Other income, net of $8 million in the fourth quarter of 2019, substantially comprised of net gains on the revaluation of certain private equity investments, partially offset by restructuring costs. Excluding Other expense (income), net from both periods, income from operations before income taxes increased $502 million in the fourth quarter of 2020 compared to the fourth quarter of 2019.

Net income attributable to Magna International Inc. was $738 million for the fourth quarter of 2020 compared to $440 million in the fourth quarter of 2019. Included in net income attributable to Magna International Inc. in the fourth quarter of 2020 was Other expense, net of $113 million after tax, compared to Other income, net of $7 million in the fourth quarter of 2019. Excluding Other expense (income), net from both periods, net income attributable to Magna International Inc. increased $418 million in the fourth quarter of 2020 compared to the fourth quarter of 2019.

Diluted earnings per share increased to $2.45 in the fourth quarter of 2020, compared to $1.43 in the comparable period. Adjusted diluted earnings per share increased 101% to $2.83 compared to $1.41 for the fourth quarter of 2019.

In the fourth quarter of 2020, we generated $2.3 billion in cash from operating activities after changes in operating assets and liabilities. Investment activities for the fourth quarter of 2020 included $560 million in fixed asset additions, $98 million for investments, other assets and intangible assets, and $18 million in private equity investments. We also assumed cash of $98 million related to a business combination.

YEAR ENDED DECEMBER 31, 2020

We posted sales of $32.6 billion for the year ended December 31, 2020, a decrease of 17% from the year ended December 31, 2019. This is compared to global light vehicle production which decreased 17% in 2020 compared to 2019, largely due to the COVID-19 pandemic and related restrictions that resulted in the temporary suspension of production at substantially all OEM and supplier production facilities in the first half of 2020. Vehicle production declined 20% and 23% in our most significant production markets of North America and Europe, respectively, and declined 4% in China.

Adjusted EBIT decreased to $1.68 billion in 2020, compared to $2.55 billion for 2019. The decrease was primarily as a result of reduced earnings due to lower sales, partially offset by cost savings and efficiencies realized, including as a result of restructuring actions, and the negative impact of the labour strike at General Motors in 2019.

During 2020, income from operations before income taxes was $1.0 billion and net income attributable to Magna International Inc. was $757 million, down $1.2 billion and $1.0 billion, respectively, each compared to 2019.

Diluted earnings per share decreased to $2.52 for 2020, compared to $5.59 for 2019. Our adjusted diluted earnings per share decreased 35% to $3.95 for 2020 compared to $6.05 for 2019.

During 2020, we generated cash from operations of $3.3 billion including changes in operating assets and liabilities. Investment activities for 2020 included $1.15 billion in fixed asset additions, $331 million in investments, other assets and intangible assets, and $132 million in private equity investments, primarily related to Waymo. We also assumed net cash of $91 million related to business combinations.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three months and year ended December 31, 2020, we paid dividends of $115 million and $467 million, respectively. In addition, we repurchased 4.8 million shares for cancellation for $192 million in the first quarter of 2020.

Our Board of Directors declared a fourth quarter dividend of $0.43 per Common Share. This represents an 8% increase in the dividend. The dividend is payable on March 19, 2021 to shareholders of record as of the close of business on March 5, 2021.

“In 2020, despite the severe decline in global vehicle production, Magna demonstrated the strength of its operating model. We took steps to conserve cash and reduce costs, while continuing to invest for the future. As vehicle production recovered in the second half of the year, we proved our ability to generate strong cash flow that, together with our balance sheet, position us to capitalize on future opportunities in mobility. Our dividend increase, the eleventh consecutive annual increase, reflects the ongoing confidence that management and our Board have in Magna’s future.”

- Vince Galifi, Magna's Chief Financial Officer

2021 AND 2023 OUTLOOK

Our current year Outlook is provided annually and updated quarterly; our 2023 Outlook is provided below, but not updated quarterly.

2021 and 2023 Outlook Assumptions

	2021	2023
Light Vehicle Production (millions of units)
North America	15.9	16.3
Europe	18.5	20.1
China	24.0	26.0

Average Foreign exchange rates:
1 Canadian dollar equals	US$0.770	US$0.770
1 euro equals	US$1.210	US$1.210

2021 and 2023 Outlook

	2021	2023
Segment Sales
Body Exteriors & Structures	$16.5 - $17.1 billion	$18.0 - $19.0 billion
Power & Vision	$11.6 - $12.0 billion	$13.0 - $13.6 billion
Seating Systems	$5.8 - $6.1 billion	$6.1 - $6.5 billion
Complete Vehicles	$6.5 - $6.8 billion	$6.3 - $6.8 billion
Total Sales	$40.0 - $41.6 billion	$43.0 - $45.5 billion

Adjusted EBIT Margin(1)	7.1% - 7.5%	8.1% - 8.6%

Equity Income (included in EBIT)	$85 - $115 million	$155 - $200 million

Interest Expense, net	Approximately $110 million

Income Tax Rate(2)	Approximately 23%

Net Income attributable to Magna(3)	$2.1 - $2.3 billion

Capital Spending	Approximately $1.6 billion

Notes:
(1) Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales
(2) The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation
(3) Net Income attributable to Magna represents Net Income excluding Other expense (income), net

Our Outlook is intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2021 and 2023 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

Key Drivers of Our Business

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 can impact vehicle production volumes, including through: mandatory stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions, such as the semiconductor chip shortage currently impacting global vehicle production volumes.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Additionally, COVID-19 can impact vehicle sales, including through: mandatory stay-at-home orders which restrict operations of car dealerships; and lower consumer confidence due to deterioration in household income.

Segment Analysis
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

Body Exteriors & Structures
	For the three months
	ended December 31,
	2020	2019	Change

Sales	$4,393	$3,923	$470	+ 12%

Adjusted EBIT	$543	$289	$254	+ 88%

Adjusted EBIT as a percentage of sales (i)	12.4%	7.4%		+ 5.0%

(i) Adjusted EBIT as a percentage of sales is calculated as Adjusted EBIT divided by Sales.

Sales for Body Exteriors & Structures increased 12% or $470 million to $4.39 billion for the fourth quarter of 2020 compared to $3.92 billion in 2019. The increase in sales was primarily due to the negative impact of the labour strike at GM during the fourth quarter of 2019, the launch of new programs during or subsequent to the fourth quarter of 2019, including the Ford Bronco Sport and Mustang Mach E, General Motors full-size SUVs, and Mercedes-Benz GLE Coupe, a $64 million increase in reported U.S. dollar sales primarily as a result of the net strengthening of foreign currencies against the U.S. dollar, as well as the increase in global light vehicle production. These were partially offset by the end of production of certain programs, and net customer price concessions.

Adjusted EBIT for Body Exteriors & Structures increased $254 million to $543 million for the fourth quarter of 2020 compared to $289 million for the fourth quarter of 2019 and Adjusted EBIT as a percentage of sales increased 5.0% to 12.4% for the fourth quarter of 2020 compared to 7.4% for the fourth quarter of 2019. The increases reflect improved productivity, cost savings and efficiencies realized, including as a result of restructuring actions, the negative impact of the labour strike at GM during the fourth quarter of 2019 and earnings on higher sales.

Power & Vision
	For the three months
	ended December 31,
	2020	2019	Change

Sales	$3,179	$2,725	$454	+ 17%

Adjusted EBIT	$359	$163	$196	+ 120%

Adjusted EBIT as a percentage of sales	11.3%	6.0%		+ 5.3%

Sales for Power & Vision increased 17% or $454 million to $3.18 billion for the fourth quarter of 2020 compared to $2.73 billion for the fourth quarter of 2019. The increase in sales was primarily due to the negative impact of the labour strike at GM during the fourth quarter of 2019, the launch of new programs during or subsequent to the fourth quarter of 2019, including the Mercedes-Benz GLB, Land Rover Defender, Genesis G80, and BMW 2-Series Gran Coupe, a $113 million increase in reported U.S. dollar sales primarily as a result of the net strengthening of foreign currencies against the U.S. dollar, as well as the increase in global light vehicle production. These were partially offset by net customer price concessions.

Adjusted EBIT for Power & Vision increased $196 million to $359 million for the fourth quarter of 2020 compared to $163 million for the fourth quarter of 2019, and Adjusted EBIT as a percentage of sales increased 5.3% to 11.3%, for the fourth quarter of 2020 compared to 6.0% for the fourth quarter of 2019. The increases were primarily due to earnings on higher sales, cost savings and efficiencies realized, including as a result of restructuring actions, the negative impact of the labour strike at GM during the fourth quarter of 2019, lower engineering costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies, higher equity income and lower spending associated with our former collaboration with Lyft. These were partially offset by lower net favourable commercial items.

Seating Systems
	For the three months
	ended December 31,
	2020	2019	Change

Sales	$1,390	$1,426	$(36)	- 3%

Adjusted EBIT	$85	$79	$6	+ 8%

Adjusted EBIT as a percentage of sales	6.1%	5.5%		+ 0.6%

Sales for Seating Systems declined 3% or $36 million to $1.39 billion for the fourth quarter of 2020 compared to $1.43 billion for the fourth quarter of 2019. This decrease was primarily due to lower production on certain key programs, in particular the Chrysler Minivan, the end of production of certain programs, a $5 million decrease in reported U.S. dollar sales and net customer price concessions. These were partially offset by the launch of new programs during or subsequent to the fourth quarter of 2019, including the BMW 1-Series, BMW 2-Series Gran Coupe, Ford Escape and Audi A3, and the negative impact of the labour strike at GM during the fourth quarter of 2019.

Adjusted EBIT for Seating Systems increased $6 million to $85 million for the fourth quarter of 2020 compared to $79 million for the fourth quarter of 2019 and Adjusted EBIT as a percentage of sales increased 0.6% to 6.1% for the fourth quarter of 2020 compared to 5.5% for the fourth quarter of 2019.  The increases were primarily due to cost savings and efficiencies realized, including as a result of restructuring actions, the negative impact of the labour strike at GM during the fourth quarter of 2019 and productivity and efficiency improvements at an underperforming facility. These were partially offset by lower earnings on the lower sales.

Complete Vehicles
	For the three months
	ended December 31,
	2020	2019	Change

Complete Vehicle Assembly Volumes (thousands of units)	34.5	33.9		+ 2%

Sales	$1,759	$1,461	$298	+ 20%

Adjusted EBIT	$110	$44	$66	+ 150%

Adjusted EBIT as a percentage of sales	6.3%	3.0%		+ 3.3%

Sales for Complete Vehicles increased 20% or $298 million to $1.76 billion for the fourth quarter of 2020 compared to $1.46 billion for the fourth quarter of 2019, and assembly volumes increased 2% or 600 units. This sales increase was primarily due to higher volumes on the Jaguar I-Pace, BMW 5 Series and Mercedes Benz G-Class and a $122 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar, partially offset by lower assembly volumes on the Jaguar E-Pace, BMW Z4 and Toyota Supra.

Adjusted EBIT for Complete Vehicles increased $66 million to $110 million in the fourth quarter of 2020, and Adjusted EBIT as a percentage of sales improved to 6.3% in the fourth quarter of 2020 compared to 3.0% in the fourth quarter of 2019. The increases were primarily due to higher earnings on engineering sales, favourable program mix, the benefit of a cost cutting initiative, and restructuring and downsizing costs incurred during the fourth quarter of 2019.

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME
[Unaudited]
[U.S. dollars in millions, except per share figures]

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019
Sales	$10,568	$9,395	$32,647	$39,431

Costs and expenses
Cost of goods sold	8,753	8,085	28,207	34,022
Depreciation and amortization	362	355	1,366	1,345
Selling, general and administrative	448	423	1,587	1,697
Interest expense, net	22	19	86	82
Equity income	(90)	(58)	(189)	(178)
Other expense (income), net [i]	100	(8)	584	240
Income from operations before income taxes	973	579	1,006	2,223
Income taxes	223	134	329	591
Net income	750	445	677	1,632
(Income) loss attributable to non-controlling interests	(12)	(5)	80	133
Net income attributable to Magna International Inc.	$738	$440	$757	$1,765

Earnings per Common Share:
Basic	$2.46	$1.44	$2.52	$5.61
Diluted	$2.45	$1.43	$2.52	$5.59

Cash dividends paid per Common Share	$0.400	$0.365	$1.60	$1.46

Weighted average number of Common Shares outstanding during the period [in millions]:
Basic	299.6	305.0	299.7	314.7
Diluted	300.9	306.3	300.4	315.8

[i] See "Other expense (income), net" information included in this Press Release.

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
[Unaudited]
[U.S. dollars in millions]
	As at	As at
	December 31,	December 31,
	2020	2019

ASSETS
Current assets
Cash and cash equivalents	$3,268	$1,276
Accounts receivable	6,394	5,927
Inventories	3,444	3,304
Prepaid expenses and other	260	238
	13,366	10,745

Investments	947	1,210
Fixed assets, net	8,475	8,260
Operating lease right-of-use assets	1,906	1,811
Intangible assets, net	481	484
Goodwill	2,095	1,976
Deferred tax assets	372	308
Other assets	963	996
	$28,605	$25,790

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$6,266	$5,628
Other accrued liabilities	2,254	1,800
Accrued salaries and wages	815	753
Income taxes payable	38	17
Long‑term debt due within one year	129	106
Current portion of operating lease liabilities	241	225
	9,743	8,529

Long‑term debt	3,973	3,062
Operating lease liabilities	1,656	1,601
Long-term employee benefit liabilities	729	677
Other long‑term liabilities	332	371
Deferred tax liabilities	452	419
	16,885	14,659

Shareholders' equity
Capital stock
Common Shares
[issued: 300,527,416; December 31, 2019 – 303,250,415]	3,271	3,198
Contributed surplus	128	127
Retained earnings	8,704	8,596
Accumulated other comprehensive loss	(733)	(1,090)
	11,370	10,831

Non-controlling interests	350	300
	11,720	11,131
	$28,605	$25,790

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]
[U.S. dollars in millions]
	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019

Cash provided from (used for):

OPERATING ACTIVITIES
Net income	$750	$445	$677	$1,632
Items not involving current cash flows	581	509	2,065	1,976
	1,331	954	2,742	3,608
Changes in operating assets and liabilities	928	742	536	352
Cash provided from operating activities	2,259	1,696	3,278	3,960

INVESTING ACTIVITIES
Fixed asset additions	(560)	(513)	(1,145)	(1,441)
Increase in investments, other assets and intangible assets	(98)	(122)	(331)	(384)
Increase in private equity investments	(18)	—	(132)	(10)
Proceeds from dispositions	69	16	117	185
Business combinations	98	5	91	(147)
Proceeds from sale of Lyft, Inc.	—	221	—	231
Proceeds on sale of business	—	—	—	1,132
Cash used for investing activities	(509)	(393)	(1,400)	(434)

FINANCING ACTIVITIES
Issues of debt	(2)	11	854	47
Decrease in short-term borrowings	(13)	(436)	(31)	(1,124)
Repayments of debt	(12)	(10)	(140)	(149)
Issue of Common Shares on exercise of stock options	64	11	81	44
Tax withholdings on vesting of equity awards	(3)	(4)	(13)	(9)
Repurchase of Common Shares	—	(254)	(203)	(1,289)
Contributions to subsidiaries by non-controlling interests	18	—	18	4
Dividends paid to non-controlling interests	(12)	(9)	(18)	(22)
Dividends paid	(115)	(111)	(467)	(449)
Cash (used for) provided from financing activities	(75)	(802)	81	(2,947)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents	81	10	23	11

Net increase in cash, cash equivalents and restricted cash equivalents during the period	1,756	511	1,982	590
Cash, cash equivalents and restricted cash equivalents, beginning of period	1,618	881	1,392	802
Cash, cash equivalents and restricted cash equivalents, end of period	$3,374	$1,392	$3,374	$1,392

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

OTHER EXPENSE (INCOME), NET

During the three months and year ended December 31, 2020 and 2019, the Company recorded Other expense (income), net items as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019

Impairments and loss on sale of equity-accounted investments [a]	$10	$—	$347	$700
Restructuring and impairments [b]	101	3	269	58
Net (gains) losses on investments [c]	(11)	(11)	(32)	6
Gain on sale of business [d]	—	—	—	(524)
Other expense (income), net	$100	$(8)	$584	$240

[a]	Impairments and loss on sale of equity-accounted investments

The following table summarizes the impairment charges and loss on sale recorded for certain investments in the Company's Power & Vision segment:

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019

Getrag (Jiangxi) Transmission Co., Ltd. ["GJT"] [i]	$—	$—	$337	$511
Getrag Ford Transmission GmbH ["GFT"] [ii]	—	—	—	150
Dongfeng Getrag Transmission Co. Ltd. ["DGT"] [iii]	10	—	10	39
Total impairments and loss on sale of equity-accounted investments	10	—	347	700
Tax effect on Other expense, net	9	—	(53)	(36)
Loss attributable to non-controlling interests	—	—	(75)	(127)
Non-cash impairment charge included in Net income attributable to Magna International Inc.	$19	$—	$219	$537

[i]	During 2019, the Company recorded an impairment charge related to its equity-accounted investment in GJT. The impairment was based on the in-sourcing of transmissions by certain Chinese OEMs, lower than expected sales, pricing pressure in the China market, and declines in volume projections for manual transmissions and dual-clutch transmissions in China.

During 2020, an impairment for GJT was recorded based on pricing pressure in the China market as a result of the global economic climate, as well as additional declines in volume and sales projections for the foreseeable future. In the fourth quarter of 2020, the governing documents related to GJT were revised, providing the Company with a controlling financial interest. As a result, the Company began consolidating GJT on December 29, 2020, the effective date of the amendments.

[ii]	On December 22, 2020, the Company entered into multiple agreements with the Ford Motor Company ["Ford"] to operate certain businesses within GFT under separate ownership. The transaction is expected to close in the first quarter of 2021. In 2019 the Company recorded an impairment charge related to its equity investment in GFT as a result of lower than expected sales and declines in volume projections for manual transmissions in Europe.

[iii]	During 2020, the Company recorded a $10 million loss on the sale of its 50% interest in DGT. An impairment loss of $39 million related to DGT was recorded during 2019 as a result of the factors listed above impacting the China market.

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

OTHER EXPENSE (INCOME), NET (CONTINUED)

[b]	Restructuring and impairments

	The following table summarizes the restructuring and fixed asset impairment charges recorded by segment for the three months and year ended December 31, 2020:

		Three months ended December 31, 2020

		Body Exteriors	Power	Seating		Net of
		& Structures	& Vision	Systems	Total	Tax

	Restructuring	$21	$—	$—	$21	$21
	Fixed Asset Impairments	57	—	—	57	57
	Brazil Closures [ii]	8	—	15	23	23
		$86	$—	$15	$101	$101

		Year ended December 31, 2020

		Body Exteriors	Power	Seating		Net of
		& Structures	& Vision	Systems	Total	Tax

	COVID-19 Restructuring and Impairments [i]	$37	$115	$16	$168	$136
	Restructuring	21	—	—	21	21
	Fixed Asset Impairments	57	—	—	57	57
	Brazil Closures [ii]	8	—	15	23	23
		$123	$115	$31	$269	$237

[i]	In response to the impact that COVID-19 was expected to have on vehicle production volumes over the short to medium term, the Company initiated and/or accelerated the timing of restructuring plans to right-size its business. These restructuring actions include plant closures and workforce reductions.

[ii]	In connection with the recently announced plant closures by Ford in Brazil, the Company made the decision to accelerate the closure of two facilities that supply these plants.

For the year ended December 31, 2019, the Company recorded net restructuring charges of $31 million [$31 million after tax] at its Body Exteriors & Structures’ operations and asset impairment charges of $27 million [$20 million after tax] for its Electronics′ operations which are included in the Company’s Power & Vision segment.

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

OTHER EXPENSE (INCOME), NET (CONTINUED)

[c] Net (gains) losses on investments

During 2020, the Company recorded unrealized gains of $34 million [$29 million after tax] on the revaluation of its private equity investments and a non-cash impairment charge of $2 million [$2 million after tax] related to a private equity investment, which was included in the Corporate segment. For the three months ended December 31, 2020, the Company recorded unrealized gains of $13 million [$9 million after tax] on the revaluation of its private equity investments and a non-cash impairment charge of $2 million [$2 million after tax] related to a private equity investment.

During 2019, the Company recorded net losses on investments of $6 million [$5 million after tax]. This includes net unrealized gains of $17 million [$15 million after tax] related to the revaluation of its private equity investments and net losses of $23 million [$20 million after tax] related to its investment in Lyft, Inc. ["Lyft"]. For the three months ended December 31, 2019, the Company recorded net gains of $11 million [$10 million after tax] substantially related to its investment in Lyft.

During 2019, the Company sold 5.4 million shares of its publicly traded equity securities in Lyft for proceeds of $231 million.

[d] Gain on sale of business

During 2019, the Company completed the sale of its global Fluid Pressure & Controls business which was included in the Power & Vision segment. Total consideration was $1.23 billion, and the Company recognized a gain on the sale of $524 million [$447 million after tax].

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking Net income and adding back Income taxes, Interest expense, net, and Other expense (income), net.

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

SEGMENTED INFORMATION (CONTINUED)

The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated income from operations before income taxes:

	Three months ended December 31, 2020
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions
Body Exteriors & Structures	$4,393	$4,314	$543	$190	$(1)	$296
Power & Vision	3,179	3,126	359	124	(80)	198
Seating Systems	1,390	1,383	85	20	(5)	38
Complete Vehicles	1,759	1,743	110	23	(3)	15
Corporate & Other [i]	(153)	2	(2)	5	(1)	13
Total Reportable Segments	$10,568	$10,568	$1,095	$362	$(90)	$560

	Three months ended December 31, 2019
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions
Body Exteriors & Structures	$3,923	$3,849	$289	$180	$(1)	$263
Power & Vision	2,725	2,678	163	128	(55)	203
Seating Systems	1,426	1,420	79	18	(5)	31
Complete Vehicles	1,461	1,444	44	24	(1)	15
Corporate & Other [i]	(140)	4	15	5	4	1
Total Reportable Segments	$9,395	$9,395	$590	$355	$(58)	$513

	Year ended December 31, 2020
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions

Body Exteriors & Structures	$13,550	$13,292	$817	$727	$—	$581
Power & Vision	9,722	9,553	495	464	(179)	440
Seating Systems	4,455	4,433	107	73	(6)	70
Complete Vehicles	5,415	5,363	274	84	(3)	34
Corporate & Other [i]	(495)	6	(17)	18	(1)	20
Total Reportable Segments	$32,647	$32,647	$1,676	$1,366	$(189)	$1,145

	Year ended December 31, 2019
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions

Body Exteriors & Structures	$16,458	$16,110	$1,299	$710	$(3)	$713
Power & Vision	11,312	11,103	747	464	(174)	577
Seating Systems	5,577	5,548	312	66	(4)	76
Complete Vehicles	6,707	6,661	144	84	(1)	69
Corporate & Other [i]	(623)	9	43	21	4	6
Total Reportable Segments	$39,431	$39,431	$2,545	$1,345	$(178)	$1,441

[i]	Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]	For a definition and reconciliation of Adjusted EBIT, refer to our Non-GAAP financial measures reconciliation included in the “Supplemental Data” section of this Press Release.

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

Non-GAAP Financial Measures

In addition to the financial results reported in accordance with U.S. GAAP, this press release contains references to the Non-GAAP financial measures reconciled below. We believe the Non-GAAP financial measures used in this press release are useful to both management and investors in their analysis of the Company’s financial position and results of operations, and to improve comparability between fiscal periods. In particular, management believes that Adjusted EBIT and Adjusted diluted earnings per share, are useful measures in assessing the Company’s financial performance by excluding certain items that are not indicative of the Company's core operating performance. The presentation of Non-GAAP financial measures should not be considered in isolation, or as a substitute for the Company’s related financial results prepared in accordance with U.S. GAAP.

The following table reconciles Net income to Adjusted EBIT:

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019

Net income	$750	$445	$677	$1,632
Add:
Interest expense, net	22	19	86	82
Other expense (income), net	100	(8)	584	240
Income taxes	223	134	329	591
Adjusted EBIT	$1,095	$590	$1,676	$2,545

The following table reconciles Net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019

Net income attributable to Magna International Inc.	$738	$440	$757	$1,765
Add:
Other expense (income), net	100	(8)	584	240
Tax effect on Other expense (income), net	13	1	(80)	33
Loss attributable to non-controlling interests related to Other expense (income), net	—	—	(75)	(127)
Adjusted net income attributable to Magna International Inc.	$851	$433	$1,186	$1,911
Diluted weighted average number of Common Shares outstanding during the period (millions):	300.9	306.3	300.4	315.8
Adjusted diluted earnings per share	$2.83	$1.41	$3.95	$6.05

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter and year ended December 31, 2020 results on Friday, February 19, 2021 at 8:00 a.m. ET. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. The number to use for this call from North America is 1-800-735-5968. International callers should use 1-416-981-9038. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS
Quarterly earnings, financial results, vehicle production

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.631.5396

WEBCAST CONTACT
Nancy Hansford, Executive Assistant, Investor Relations
nancy.hansford@magna.com │ 905.726.7108

OUR BUSINESS (1)
We are a mobility technology company. We have over 158,000 entrepreneurial-minded employees, 342 manufacturing operations and 91 product development, engineering and sales centres in 27 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities that include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Total Sales Segment Sales
  Mandatory stay-at-home orders to help contain COVID-19 spread could impact vehicle sales, vehicle production and our own production
  Economic impact of COVID-19 on consumer confidence
  Supply disruptions, including as a result of a semiconductor chip shortage currently being experienced in the industry and constriction in the supply of certain types of steel
  Concentration of sales with six customers
  Shifts in market shares among vehicles or vehicle segments
  Shifts in consumer “take rates” for products we sell

Adjusted EBIT Margin Net Income Attributable to Magna
  Same risks as for Total Sales and Segment Sales above
  Operational underperformance
  Higher costs incurred to mitigate the risk of supply disruptions, including overtime, premium freight and expenses related to switching sub-suppliers
  Price concessions
  Tax risks

Equity Income	Same risks as Adjusted EBIT Margin and Net Income Attributable to Magna Risks related to conducting business through joint ventures

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry
  economic cyclicality;
  regional production volume declines, including as a result of the COVID-19 (Coronavirus) pandemic;
  intense competition;
  potential restrictions on free trade;
  trade disputes/tariffs;
Customer and Supplier Related Risks
  concentration of sales with six customers;
  emergence of potentially disruptive Electric Vehicle (EV) OEMs;
  OEM consolidation and cooperation;
  shifts in market shares among vehicles or vehicle segments;
  shifts in consumer "take rates" for products we sell;
  quarterly sales fluctuations;
  potential loss of any material purchase orders;
  a deterioration in the financial condition of our supply base, including as a result of the COVID-19 (Coronavirus) pandemic;
Manufacturing Operational Risks
  product and new facility launch risks;
  operational underperformance;
  restructuring costs;
  impairment charges;
  labour disruptions;
  COVID-19 (Coronavirus) shutdowns;
  supply disruptions, including as a result of the COVID-19 (Coronavirus) pandemic;
  climate change risks;
  attraction/retention of skilled labour;
IT Security/Cybersecurity Risk
  IT/Cybersecurity breach;
  Product Cybersecurity breach;
Pricing Risks
  pricing risks between time of quote and start of production;
  price concessions;
  commodity costs;
  declines in scrap steel/aluminum prices;
Warranty / Recall Risks
  costs related to repair or replacement of defective products, including due to a recall;
  warranty or recall costs that exceed warranty provision or insurance coverage limits;
  product liability claims;
Acquisition Risks
  inherent merger and acquisition risks;
  acquisition integration risk;
Other Business Risks
  risks related to conducting business through joint ventures;
  our ability to consistently develop and commercialize innovative products or processes;
  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
  risks of conducting business in foreign markets;
  fluctuations in relative currency values;
  tax risks;
  reduced financial flexibility as a result of an economic shock;
  changes in credit ratings assigned to us;
Legal, Regulatory and Other Risks
  antitrust risk;
  legal claims and/or regulatory actions against us; and
  changes in laws and regulations, including those related to vehicle emissions.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

  discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and
  set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form.